

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2019

Jeffrey Vanneste
Chief Financial Officer
LEAR Corporation
21557 Telegraph Road
Southfield, MI 48033

> **Re: LEAR Corporation**
> **Form 10-K for the period ended December 31, 2018**
> **Filed February 5, 2019**
> **File No. 001-11311**

Dear Mr. Vanneste:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing